UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Development of 12 MW PV Project in Italy

We, LDK Solar Co., Ltd., have announced that Solar Green Technology, our subsidiary company in Italy, has completed the design and construction of a 12-megawatt photovoltaic, or PV, project. This project consists of industrial rooftop PV plants ranging between 300 and 1,000 kilowatts located throughout Italy. A portion totaling approximately 7.8 megawatts of this project has been completed and we provided 40% of the financing. These rooftop PV plants will benefit from the Fourth Conto Energia, which was issued in May 2011 by the Italian Ministry of Economic Development and the Ministry of Environment, and provides incentives based on the type and size of the PV system.

Our press release issued on November 9, 2012 is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 9, 2012

Exhibit 99.3

LDK Solar Announces Development of 12 MW PV Project in Italy

XINYU CITY, China and SUNNYVALE, Calif., November 9, 2012—LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that its subsidiary company, Solar Green Technology (“SGT”) of Italy, has completed design and construction of a 12 megawatt (MW) PV project known as “Century.”

The Century project consists of industrial rooftop PV plants ranging between 300 and 1,000 kilowatts (kW), located throughout Italy. A portion totaling approximately 7.8 MW of this project has been completed and 40% of the financing was provided by LDK Solar. These projects will benefit from the Fourth Conto Energia, which was issued in May 2011 by the Italian Ministry of Economic Development and the Ministry of Environment, and provides incentives based on the type and size of the PV system.

“We are pleased to expand our presence in Italy’s solar market through this project. The completion of these projects demonstrates the existing demand for solar power in Italy and we look forward to continuing to broaden our relationships in this region,” stated Xingxue Tong, President and CEO of LDK Solar.

“This project is one of the largest rooftop PV plants. The strategic partnership between the parties involved confirms that the integration and cooperation among industry players, such as module manufacturers, EPC contractors and financial operators, can lead the development and implementation of projects in Italy with a goal of moving toward grid parity,” stated Angelo Prete, Managing Director of Solar Green Technology.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

About Solar Green Technology

Solar Green Technology is a corporation company, based in Milan, which operates in the photovoltaic industry in the design, installation and construction of turnkey plants, either on the roof or on the ground. In July 2009, it became part of LDK Solar Co. Ltd. Within LDK Solar, SGT is controlled by SPI Solar, a company operating as a global developer and EPC contractor in the construction of turnkey PV systems.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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